4-1200 Waverley Street
Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204 487 7412
Fax: 204-488-9823

MEDICURE ANNOUNCES APPOINTMENT OF VICE PRESIDENT
OF CLINICAL DEVELOPMENT

WINNIPEG, Manitoba – (August 14, 2006) Medicure Inc. (TSX:MPH; Amex:MCU), a cardiovascular focused biopharmaceutical company, today announced that Jan-Ake Westin, has been appointed as the Company’s Vice President of Clinical Development. Mr. Westin possesses extensive clinical trial management experience, including senior management positions with clinical research organizations (CROs) i3 Research and Innovus Research Inc. Mr. Westin also has extensive pharmaceutical experience, including senior clinical research and director level roles with Astra Pharma Inc., Pharmacia & Upjohn Inc., and Pfizer/Pharmacia Corporation. Koge Hidinger, who has served as the Company’s Vice President of Clinical Development since 2001, will remain with the Company as a senior clinical advisor.

“Jan-Ake’s clinical research experience managing large scale clinical trials will be a significant asset for us as we enter into the pivotal Phase III CABG study with MC-1,” commented Medicure’s President and CEO, Albert D. Friesen, PhD. “Moreover, his background in the pharmaceutical industry also includes substantial experience in building value for commercial products. Therefore this appointment is an asset not only for our late stage clinical pipeline but also supports Medicure’s commercialization efforts.”

About Jan-Ake Westin
Mr. Westin’s has worked as a managing director at two of Canada’s leading CROs; i3 Research and Innovus. In this capacity he has overseen the management of numerous large cardiovascular clinical trials. Mr. Westin spent over 20 years with Astra Pharma Inc., holding such positions as International Clinical Research Manager and Senior Clinical Research Scientist. Following this, Mr. Westin proceeded to senior leadership positions with Pharmacia & Upjohn Inc. and Pfizer/Pharmacia Corporation, where he served as Director of Clinical Operations and Director of Clinical Outsourcing, respectively. Mr. Westin received his M.Sc. (Social Pharmacy) from the University of Uppsala in Sweden. Mr. Westin will provide his services through CDRI Inc, which conducts clinical development for Medicure through a dedicated development agreement.

About Medicure Inc.
Medicure Inc. is a fully integrated, cardiovascular focused, biopharmaceutical company involved in the research, development and commercialization of novel compounds to treat unmet medical needs. The Company's solid position in this field is highlighted by the following:

  Two drugs, MC-1 & MC-4232, in late stage clinical development
  Four positive Phase II trials completed with MC-1
  FDA Fast Track designation for MC-1
  U.S. rights to AGGRASTAT® Injection (tirofiban hydrochloride)
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments. Additional risks and uncertainties relating to the Company and its business can be found in the “Risks Factors” section of its Form 20F for the year ended May 31, 2005.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com